Filed by Brookfield Global Listed Infrastructure Income Fund Inc. (File No. 811-22570)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Act of 1934, as amended

Subject Companies:

Brookfield Global Listed Infrastructure Income Fund Inc.

File No. 811-22570

For immediate release

Friday, January 24, 2020

Brookfield Public Securities Group LLC Announces Approval of the Proposal to issue additional shares of common stock by RA and Adjournment with respect to the Proposal to reorganize INF into RA

NEW YORK, NY — January 24, 2020 — Brookfield Public Securities Group LLC (“Brookfield”) announced that, at the Joint Special Meeting of Stockholders (the “Special Meeting”) held earlier today, stockholders of Brookfield Real Assets Income Fund Inc. (NYSE: RA) approved the proposal to issue additional shares of common stock to effect the proposed reorganization of Brookfield Global Listed Infrastructure Income Fund Inc. (NYSE: INF) into RA, and that the Special Meeting was adjourned with respect to the proposal to reorganize INF into RA (the “Reorganization”) until 8:30 a.m., Eastern Time, on Friday, February 7, 2020. As of the Special Meeting date, approximately 96% of stockholders voting for INF had voted in favor of the Reorganization. However, the Special Meeting has been adjourned to allow for further solicitation of INF stockholders to meet the requirement that the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the proposal vote in favor of the Reorganization. As of the Special Meeting date, INF needs an additional 3.2% of its outstanding shares to vote in favor of the Reorganization in order to approve the proposal.

During the period of the adjournment, Brookfield will continue to solicit proxies from stockholders of INF with respect to the Reorganization proposal set forth in the Joint Proxy Statement/Prospectus. If a stockholder has previously submitted its proxy card and does not wish to change its vote, no further action is required by such stockholder.

Stockholders of INF are strongly encouraged to vote. Stockholders of record as of November 8, 2019 may vote by visiting the Internet at www.proxyonline.com/docs/brookfieldfunds2020.pdf, calling toll-free 1-866-387-9392 or by returning proxy cards.

If you have any questions regarding the proposals, or require duplicative proxy materials, please contact AST Fund Solutions, LLC at 1-866-387-9392. You may find additional information at www.sec.gov or by visiting https://publicsecurities.brookfield.com/en.

Additional Information about the Proposed Reorganization and Where to Find It

This press release is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the Funds, including Brookfield Global Listed Infrastructure Income Fund Inc. or Brookfield Real Assets Income Fund Inc.; nor is this press release intended to solicit a proxy from any stockholder of either Fund. Please refer to the final, effective Registration Statement, which includes a definitive Joint Proxy Statement/Prospectus, for information concerning the Reorganization and accompanying proposals.

The Funds and their respective directors, officers and employees, and Brookfield Public Securities Group LLC, and its shareholders, officers and employees and other persons may be deemed to be participants in the solicitation of proxies with respect to the proposed Reorganization. Investors and stockholders may obtain more detailed information regarding the direct and indirect interests of the Funds' respective directors, officers and employees, and Brookfield Public Securities Group LLC and its shareholders, officers and employees and other persons by reading the Joint Proxy Statement/Prospectus regarding the proposed Reorganization.

INVESTORS AND SECURITY HOLDERS OF THE FUNDS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED REORGANIZATION. INVESTORS SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE FUNDS CAREFULLY. THE JOINT PROXY STATEMENT/PROSPECTUS CONTAINS INFORMATION WITH RESPECT TO THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE FUNDS AND OTHER IMPORTANT INFORMATION ABOUT THE FUNDS. The Joint Proxy Statement/Prospectus constitutes neither an offer to sell securities, nor constitutes a solicitation of an offer to buy securities, in any state where such offer or sale is not permitted.

Investors may obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus and other documents filed with the SEC at the SEC's web site at www.sec.gov. In addition, free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC may also be obtained after the Registration Statement becomes effective by directing a request to Brookfield Public Securities Group LLC at (855) 777-8001. In addition, subsequent communications with respect to the Reorganization will be made via public press release such as this one and/or posted on www.brookfield.com.

Forward-Looking Statements

Certain statements made in this news release that are not historical facts are referred to as "forward-looking statements" under the U.S. federal securities laws. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ from the historical experience of Brookfield Public Securities Group LLC and the Funds managed by Brookfield Public Securities Group LLC and its present expectations or projections. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Brookfield Public Securities Group LLC and the Funds managed by Brookfield Public Securities Group LLC undertake no responsibility to update publicly or revise any forward-looking statements.

Brookfield Public Securities Group LLC (“PSG”) is an SEC-registered investment adviser that represents the Public Securities platform of Brookfield Asset Management Inc., providing global listed real assets strategies including real estate equities, infrastructure equities, energy infrastructure equities, multi-strategy real asset solutions and real asset debt. With more than $19 billion of assets under management as of December 31, 2019, PSG manages separate accounts, registered funds and opportunistic strategies for financial institutions, public and private pension plans, insurance companies, endowments and foundations, sovereign wealth funds and individual investors. PSG is a wholly-owned subsidiary of Brookfield Asset Management Inc., a leading global alternative asset manager with over $500 billion of assets under management as of September 30, 2019. For more information, go to www.brookfield.com.

Brookfield Global Listed Infrastructure Income Fund Inc. and Brookfield Real Assets Income Fund Inc. are managed by Brookfield Public Securities Group LLC. The Funds use their websites as a channel of distribution of material company information. Financial and other material information regarding the Funds is routinely posted on and accessible at www.brookfield.com.

COMPANY CONTACT

Brookfield Global Listed Infrastructure Income Fund Inc.

Brookfield Real Assets Income Fund Inc.

Brookfield Place

250 Vesey Street, 15th Floor

New York, NY 10281-1023

(855) 777-8001

publicsecurities.enquiries@brookfield.com

Investing involves risk; principal loss is possible. Past performance is not a guarantee of future results.

Quasar Distributors, LLC, provides filing administration for Brookfield Global Listed Infrastructure Income Fund Inc. and Brookfield Real Assets Income Fund Inc.

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